UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______*)

THE ELECTRIC NETWORK.COM INC.
(Name of Issuer)

Common Stock, with a par value of $0.001
(Title of Class of Securities)

28500Q 10 8
(CUSIP Number)

JOHN VELTHEER
#1400 – 1500 West Georgia Street, Vancouver, British Columbia, Canada, V6G 2Z6

copy to:

Ethan P. Minsky
Clark, Wilson
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1
Tel: 604.687.5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

SCHEDULE 13D

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JOHN VELTHEER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF (Personal Funds of a reporting person)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,502,500 shares of common stock
	8	SHARED VOTING POWER
2,500 shares of common stock
	9	SOLE DISPOSITIVE POWER
4,502,500 shares of common stock
	10	SHARED DISPOSITIVE POWER
2,500 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,505,000 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.7%, based on 19,043,000 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
John Veltheer – IN (Individual)

Item 1. Security and Issuer

This Statement relates to shares of common stock with a par value of $0.001 of The Electric Network.com Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at #1400 – 1500 West Georgia Street, Vancouver, British Columbia, Canada, V6G 2Z6.

Item 2. Identity and Background

(a)	Name: John Veltheer.
(b)	Business Address: #1400 – 1500 West Georgia Street, Vancouver, British Columbia, Canada, V6G 2Z6.
(c)	Present Principal Occupation: Chief Executive Officer of Vecten Corporation.
(d)	Disclosure of Criminal Proceedings: Mr. Veltheer has not been convicted in any criminal proceeding at any time.
(e)

Disclosure of Civil Proceedings: Mr. Veltheer has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Veltheer is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Veltheer purchased 4,500,000 shares of common stock of the Issuer in a private transaction for $20,000 on November 8, 2005 pursuant to a Share Purchase Agreement dated November 8, 2005 among the Issuer, John Veltheer and John Veltheer, which agreement is filed as Exhibit 10.1 to this Schedule 13(d). Mr. Veltheer used his personal funds to purchase the securities described in Item 5.

Item 4. Purpose of Transaction

Mr. Veltheer purchased 4,500,000 shares of common stock of the Issuer in a private transaction for $20,000 from Brad W. Rudover and concurrently was appointed as President and a director of the Issuer. As part of the purchase of the 4,500,000 shares of common stock, Mr. Veltheer agreed to assume Mr. Rudover’s management role with the Issuer.

The securities of the Issuer were acquired by Mr. Veltheer for investment purposes and to acquire control of the Issuer.

Mr. Veltheer reserves the right to actively pursue various proposals which could relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Mr. Veltheer beneficially owns a total of 4,505,000 shares of common stock of the Issuer as follows:

(a)        Mr. Veltheer directly and personally owns 4,502,500 shares of the Issuer’s common stock which comprises 23.6% of the Issuer’s total issued and outstanding shares, and is the beneficial owner of 2,500 shares, or 0.01% , which are owned by his spouse, Cristina Veltheer.

(b)        Mr. Veltheer has sole voting and dispositive power as to the 4,502,500 shares he owns directly. Mr. Veltheer has shared voting power as to the 2,500 shares which are owned by his spouse, Cristina Veltheer.

(c)	None.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Share Purchase Agreement dated November 8, 2005 among the Issuer, John Veltheer and Brad W. Rudover.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2005

/s/ John Veltheer

John Veltheer, President